Exhibit (a)(5)(E)
This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s Web site at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.
Certain statements contained herein, including any statements related to the sale of HD Supply, the planned recapitalization of the Company, continuation of reinvestment plans, capital allocation principles, targeted capital structure, state of the home improvement market, state of the housing market, sales growth, earnings and earnings per share guidance for fiscal 2007 through fiscal 2010, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to: the successful divestiture of HD Supply, including timing of the close of such transaction; the success of the tender offer; the ability to issue debt securities on terms and at rates acceptable to us; economic conditions in North America; conditions affecting customer transactions and average ticket, including, but not limited to, weather conditions; improving and streamlining operations and customers’ in-store experience; and the impact of competition. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding these and other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007 and in the Offer to Purchase related to the tender offer.
DISCLAIMER
THE INFORMATION CONTAINED IN THIS EVENT TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES HOME DEPOT ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND HOME DEPOT’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
The Home Depot, Inc. Transcript —
Retail Update Investor Conference
July 10, 2007
Operator: Hi ladies and gentlemen and please welcome our Senior Vice President of Investor Relations, Diane Dayhoff
<<Diane Dayhoff, Vice President of Investor Relations>>
Thank you and good morning everyone and welcome to our retail update meeting. We wanted to take this opportunity to meet with you to discuss some of the changes that have been recently announced regarding the Home Depot. We wanted to communicate our expectations for the remainder of this year excluding HD Supply. Our agenda this morning is quite simple. We will update you on our progress on our five priorities, discuss our evolving capital structure and take you through our expectations for 2007. After they take us through their presentations, we will open for questions. And we have plenty of time for questions, so if you hold questions till the end. And now turn to our safe harbor slide. These are all found in your booklets that are on the table and it’s also on website. So if you please see our tender offer information and then our safe harbor information. And without further ado, I would like to introduce our CEO, Frank Blake.
Thank you, Diane and good morning. It’s been a pretty brisk pace for the last several months at Home Depot so what I thought I would do this morning is give you a status check on where we are and where we are going, go through briefly how we view the housing and home improvement market, our view on our progress, on reinvestment in our core business, talk a little bit about conclusion of the HD Supply strategic review and of course the tender offer that we launched this morning that’s in context of the larger recapitalization that we announced.
First on our market. I’ve shown this slide a number of time over multiple presentations because it’s a pretty simple look at residential investment, its share of GDP. Several quarters ago we looked at this and said we are so far in excess of the 60 year mean that is reasonable to project a correction in the market and then its corrected quite a bit over the last couple of quarters, going from over 6% of GDP to now around 5%. On the good news side of that we say we have a lot of the correction under our belt but on the other hand we would also say you don’t just stop on the mean and you pivot and go back up. So, look at the overall market.
We look at the overall market, we say there is still correction that lies ahead of us, although again, we are pretty far along in the correction process.

Of more specific relevance to the Home Depot, we also look at inventory of homes for sale. We talked previously about there being three primary drivers of our business, and the three buckets. You’ve got activity-based spend that is principally driven by housing turnover, new and existing home sales which we look at as accounting for 20 to 25% of the spend in our stores, refurbishment spend, so your house is getting old, things need to be repaired. That also is around 20 to 25%. And then the remainder of that is discretionary spend, so clearly in that first bucket, the activity they spend, housing turnover is a key determinant of that. And what we are seeing is, if you look back over the last several years, from 1999 to 2004, we had a combined inventory of new and existing homes of between 2 and 3 million units is roughly where it averaged.
Then that increased to about 4.5 million units between 2005 and 2006, it now stands at close to 5 million units around nine months of supply, and it is going to take some time to burn this inventory off, which is why we see, in terms of our market, continued headwinds through 2007 and probably for some into 2008 as well.
And here are the five areas for our reinvestments and we think we are well along in that reinvestment plan and making progress. Let me start with associate engagement, because this is one of the most important things we do in our stores, how our associates interact with our customers. We have, as you know, significantly delevered payroll and have also done a number of things focused on how we recognize and reward our associates. So we have a success sharing program. Our success sharing program has in the past typically been set at difficult levels for the stores to participate in success sharing. We very cautiously this year set success sharing levels at a plan that we thought was both achievable and then allowed the beginning of success sharing at achieving 95% of that plan. So if you think about our first quarter which was a very, very tough quarter for the business earnings down around 30% about 65% of our stores were in success sharing. That to me is a very significant thing we are doing in terms of our investment in our associates in the business.
Similarly while we announced roughly the same time with the HD Supply transaction that we are reinstituting equity for our assistant store managers. 10,000 associates throughout the company that are getting restricted stock. This is a huge statement to our associates saying both how important they are and how important it is for our associates to act like owners of this company. We have done a number of other more specific things around bringing in additional knowledge to our stores that is what we think a better training program.
In fact what we call Homer badges for outstanding associate effort. This has received a lot of the focus and attention from the entire management team. Similarly on product excitement we’ve done a number of things in terms of accelerating new product, things like our Eco Options and we believe we’ve improved share performance in key categories. I would highlight one thing that just happened a couple of weeks ago because it’s indicative of what we are trying to do. We recognize, you will hear us talk a lot more now about our being a mature retailer and there are a lot of things to go along with being a mature retailer and one of the things as you recognize that sometimes you are the not the easiest company to deal with and that is very tough, we think we have made it very tough for smaller, innovative vendors to deal with the Home Depot.
A couple of weeks ago we instituted a process where vendors literally come in and talk to our merchants about new and innovative products that they have. We started a couple of weeks ago and 290 vendors participated, every one of our merchants who participated came away with, hey this is an interesting product, this is something we can introduce regionally or use in our line in the company to improve our innovative products or our price position or whatever it is, we are going to do another one in August, we are going to keep this rhythm of trying to make sure that even though we are mature we are open to fresh ideas.
Product availability is the largest single area of investment for the company. We talked a lot about that with our investors and analysts in the past, we know that we have significant operational improvements that we can achieve.
Improvements that we can achieve by improving our supply chain. Along with improving our supply chain, we also know that we have to improve our basic system. Mark Holifield who is leading this effort for us talked about how its not just the flow of product that you have to fix but also the flow of data. And again, as probably many of you know we are piloting this in Canada. We have a target date for beginning that pilot by the end of the first quarter and we are pleased with the progress we are making.
Shopping environment. This is clearly a key concern with our customers. I think they felt the age of our stores, and we have increased our maintenance spend by 2.5 times our 2005 maintenance budget. This is a significant catchup in effect that we are doing on the maintenance of our stores. And finally on the pro, we know the pro customers are very important customer for our business, our retail business because about 30% of the spend comes from that pro customer. We have made significant advances in our use of the pro. We are adding additional pro sales managers and we think this is an area where there is share for us to take. But what have we gotten for all of this, we said as we were embarking on this that again in a difficult market it was not going to be easy to assess our level of success. One way we look at it is direct feedback from our customers as you know any time you buy something from The Home Depot we ask you to fill out your satisfaction with your shopping experience and if you can see from this chart we have made some progress but look its very early and this isn’t something that we say, hey this already a win for us.
We just think directionally, we are moving in the right way. Similarly, with market share, we believe there are areas where we gain share, like hard flooring and patio and we know there are areas where there are lots of opportunities out in front of us. I think a number that I look at in addition to the individual performance and categories is how is The

Home Depot performing in relation to the entire market. And for the last three months, there is sort of a good news and bad news story. The bad news is we performed a little over 50 basis points worse than the overall market. That’s the bad news. The good news is that over the last year, our performance relative to our market has been substantially worse than that. We have been under-performing our market by over 500 basis points. So we think reducing that gap and ultimately getting to the point where we grow as our market grows is one of the key additional successes on the investments we are making.
So let me talk a little bit now about our announcement today and where we see both the Supply transaction and the tender offer. Carol will take you through the details of this. We have signed an agreement to sell the Supply business for $10.3 billion, $10.325 billion, tax basis is approximately 8.4 billion which leaves cash proceeds of about 9.5 billion. We are expecting to close in mid-August, August 16th to be exact, and there is no financing contingencies in the deal.
We announced several weeks ago, a larger recapitalization which is very transformational move for our company, talking about $22.5 million recapitalization. The key point in that is that with the sale of Supply and with our now single focus on retail and there is our recognition that we are a mature retail business with strong cash flow, good growth prospects that’s not principally a growth business. There is an opportunity for us but we are not taking advantage to reevaluate our optimal capital structure. Hence, Carol will go through in a little more detail, that mature retail model supports the capital structure that facilitates capital distribution which is exactly what we have laid out. There is some intrinsic value that comes from swapping out expensive equity for cheaper debt and is very important for us as we have announced before that we have been retaining a strong a investment grade rating as we go forward.
So today as the first step in that plan we announced our tender offer of almost of about 13% of our outstanding shares. This is the second largest company tender ever. We are selling 250 million shares. If the tender was fully subscribed, we would be doing almost half of that initial recapitalization plan we outlined. It also expires on the 16th and as I said this is the first step in the overall recapitalization plan.
The principles on capital allocation we laid out this past February and these actions are entirely consistent with these principles. First and foremost is the focus on our retail business, second we have an enormous opportunity within that business to drive cash flow generation, third as I said we are going to rebalance our capital structure maintaining focus on high return on invested capital, and then we are going to return that excess cash flow to our investors.
Again we laid in February and the actions we have taken over the last several months I think are true to this overall vision. We see ourselves first in terms of our sales growth as our objective is to match our market growth. Right now as I said it’s the start. We see some headwinds in the home improvement and housing markets. Those — everybody is well aware of those. But eventually this market stabilizes and it’s an excellent market we have good growth potential. As we, every third-party has looked at it, when it looks as, when you look at the underlying supply and demand equation this probably stabilizes somewhere in the out years in 4 to 5% market growth, we think we should meet or exceed that growth as we focus investments in our store. We should be able to grow earnings more than that basic market growth rate. We have a lot of operational improvements. We are making significant investments and improvements in our supply chain. We wouldn’t be making those investments obviously if we did not believe we had significant operational leverage that we could achieve through that investment. And then finally we see earnings per share growth of over 10% as we execute this disciplined capital allocation velocities that I have outlined before.
From my perspective, this is a very exciting time within Home Depot, it’s a very challenging time. We know the market is a difficult market, but we also feel very good about the investments we are making in our core business. We think those investments are starting to take hold. We are very committed to the capital allocation principles that we set out in February and are now, as I say, executing, the first step of which is the tender offer we announced this morning.
So with that, let me turn it over to our CFO, Carol Tome. Thank you.
<<Carol B. Tome Chief Financial Officer and Executive Vice President — Corporate Services>>
Good morning everyone. Thank you Frank, and we are so glad that you joined us today. What I would like to do over the next several moments is to give you an update on the sale of HD Supply, talk to you about our perspective for capital allocation including our $22.5 billion recapitalization plan and then update our sales and EPS guidance for fiscal 2007. So let’s start by taking a look at HD Supply.
As you know, in February, we began a strategic alternative review of HD Supply, and upon a thorough review, we determined that it was in the best interest of our stakeholders to sell the business for $10.3 billion. This chart sets forth an estimate of the HD Supply’s transaction economics. The purchase price is $10.3 billion, and we expect to have expenses of approximately $170 million. Our tax basis at closing is expected to be approximately $8.4 billion and assuming a 40% tax rate, our tax gain is anticipated to be just over $1 billion. On a book basis, the gain is expected to be slightly higher than that at
$1.1 billion and the book gain will be reflected as a part of discontinued operation in our income statement. From a cash perspective we expect to net about $9.5 billion in cash. Given that we now we have a lot of cash coming our way and our business model is clearly changing we felt now as a prudent time to review the use of proceeds and our overall capital structure.

We believe strongly that our capital structure and our financing strategy should support our business model. Over the last ten years our business model was defined by high growth with sales growth on a compounded annual basis of 17% and earnings per share growth at 21%. We grew by adding new square footage and building out HD Supply. During that time and including December when we had our last bond deal we had a conservative financing strategy one that facilitated growth. Now that we’ve made a decision to sell HD Supply our business model has changed and will be defined by the investments we make in our retail business. As a mature retailer, our financing strategy, has evolved to one that facilitates capital distributions. We generate a lot of cash at the business with each US retail store generating on average $5 million of EBITDA. As we think about capital allocation from a strategic perspective we think about it in three big buckets, first we allocate capital to drive growth and productivity improvements. We are investing in our five key priorities: associate engagement, product availability, product excitement the shopping environment. We are also investing in new stores. And while our cash generation is good, we are satisfied. We believe we can generate more cash through working capital and operating margin enhancements. Secondly our case to preserve credit protection for our bondholders well at the same time optimizing our cost of capital, we are rebalancing our capital structure in light of these objectives. And finally we allocate capital to enhance shareholder returns.
When we embark upon establishing our targeted capital structure we have four objectives that we thought to make, first was to maintain liquidity to support our business strategy, second to provide a strategic flexibility, third to provide downside protection and fourth to optimize our cost of capital. To meet these objectives we realized that it would be very important to maintain a high investment grade rating and we worked with standard incorporated annuities before we made our recapitalization announcements.
Our targeted capital structure is to maintain debt levels relative to the underlying cash flow of our company and we are targeting on average to maintain an adjusted debt to EBITDA ratio of 2.5 times. With this target we believe we will achieve our objectives as we make in good liquidity with access to the A2/P2 commercial paper markets. We have a capital structure that flexes with the business. We have strong credit protection in the case of a prolonged downturn as we will keep our real estate unencumbered
And finally, we reduced our cost of capital. We estimate that our weighted average cost of capital will drop by 50 basis points to around 9% after the recap.
Our plan for capitalization is transformational for our company. We plan to repurchase $22.5 billion of our outstanding shares using the net proceeds from the sale of HD Supply, cash on hand and $12 billion in senior notes. We are using a phased approach to the recap. On the first phase is today’s announcement that we launched a Dutch auction tender offer to repurchase 250 million shares. The price range for the tender is $39 to $44, and at the point subscribed, represents almost 50% of our planned recap. We will pay for the tender using proceeds from the sale of HD Supply; which is slated to close on August 16th, and using cash on hand. In the unlikely event that the sale is not completed in August, we will issue commercial paper or draw on a bridge loan to fund the repurchase. The tender offer expires on August 16th, with settlement to occur on August 23rd.
Now as we move into the next phase of our recapitalization plan, we will issue a total of $12 billion of senior notes over time, spread out across different maturities, and potentially different currencies and markets. As we issue the debt, we will look to repurchase our shares, most likely using an accelerated share repurchase or open market repurchases.
A pro forma of our capital structure and you can see on the top of the page we added $12 billion of new debt to our existing balance sheet debt as of the end of the first quarter. Our divisional (ph) authorities are spread out from 2008 to 2036. So we have plenty of room to institute new debt and a (indiscernible) approach to avoid refinancing losses. For example we have no existing debt expiring in 2012 or 2017 or 2022. Now before we move to our updated guidance, I want to confirm our shareholder return principles. First our dividend principle is to maintain a payout of 30% which means as earnings increase the dividend will increase. Second our share repurchase principle is to use excess cash to repurchase shares as well to create value. And finally from a return on capital perspective we will strive to maintain a high return on capital benchmarking all uses of excess liquidity against a value created for our shareholders through repurchases. We have also created debtholder principles. Our debtholder principles are to maintain our strong investment grade ratings with access to commercial paper. We will target on average as adjusted for debt to EBITDA ratio of 2.5 times. We will let our underlying cash flow dictate the use of cash. First to the business was excess cash going to share repurchases and we will adjust our debt levels well in terms to the underlying cash flow generation of the business. We plan tro maintain the existing ownership position of our stores. So as today we own 87% of our store base.
Now moving to our guidance, its important to note that effective this quarter, the second quarter we have reflect HD Supply as a discontinued operations which means our income statement will be reclassified to show the net financial results of operation on one line, earnings from discontinued operations. This chart supports on a preliminary basis, the reclassification for fiscal 2006 and the first quarter of 2007.
With that we will be happy to share this information with you so you can start to build your model.
Because HD supply will be reflective of a discontinued operation, our 2007 growth will also
[audio gap] and sell from 115 new stores. As Frank pointed out, the housing market remains very soft. And our current view is that retail sales on a 52-week basis will decline by 1 to 2% in fiscal 2007 driven by weaker comps than we anticipated in the back half of the year and 7 to 10 fewer store openings than we originally planned, and that’s just a timing matter.
Now, given our updated view on sales, we believe our retail operating margin will decline by 120 to 150 basis points in fiscal 2007, just about 10 to 40 basis points worse than we thought at the beginning of the year. This chart sets forth our EPS expectations for 2007. Starting at the top, we reported $2.79 in earnings per share for fiscal 2006. And in February, we said we thought our EPS will decline by 4 to 9%. Based on our first quarter results, we projected that we would be at the low end of the range, down 9% for the year. Our May forecast included $0.18 of EPS benefit arising from HD Supply in the back half of the year. If you back out HD Supply, for the back half of the year, our May EPS forecast was down 15%. Given our current view of retail sales, we now believe our EPS will decline by 15 to 18% for the year with continuing operation down 12 to 15%. Now this forecast does not include the impact of the 53rd week. This is a 53-week year for us, and it doesn’t include that impact. The forecast also does not include big gain on sale at HD supply, nor does it include any benefit from our recapitalization plan. From a cash flow perspective, we expect to spend between 4 and $4.3 billion on capital this year, and we should end the year with about $2 billion in cash. We are at a very important turning point in our company. We are the number one player in the best segment of retail, and with a sale of HD supply, we now have a major focus on our retail business. The housing environment remains under pressure in 2007, and the correction may take longer than we originally anticipated. But, we are going to use the strength of our financial condition, and our strong cash flow to invest into the cycle, because we believe that when the sector turns around, we’ll emerge even stronger. We are also using our strength to return capital to our shareholders.
Looking to 2010, strategic investments that we are making now should drive retail sales, so that we meet or beat market growth. At a compounded annual basis, earnings should grow faster than our sales, and earnings per share should accelerate, because of our recapitalization plan. We are really glad that you joined us today, and on behalf of the team I thank you for support. We are going to turn now to Q&A session, and so, Diane (Dayhoff) are going to come back on the stage.
<<Diane Dayhoff, Vice President of Investor Relations>>
Before actually we begin our Q&A, I would like to introduce two other Home Depot officers who are with us today, and they are sitting at the seats in back.
Rebecca who is straight back there, she is our treasurer. And on the other corner we have Joe McFarland who is our Regional Vice President of the New York Metro Area. If you have a favorite Home Depot store in the New York Metro Area, I am sure he would be glad to hear your comments on that store. So, essentially what we would like to do is since we are webcasting, we would like you to wait till the microphone gets to your seats, and ask your questions for those on and then who has been (ph) for webcast and hear the questions, Darrell and Barbara have the microphones
Are you lagging in any of them, is there any, of the five of them, any of them that you have been disappointed in that you feel that you need to change guidance (ph) a little bit to get it going?
<A>: So the targets have been negative (ph) no...
<A>: No, no, no, so the first answer is obviously, it feels like we are lagging on all of them. I mean you want to make more progress faster all the time. I would say out of 5, to be candid, if I were to assess where are we on each of them, we are a little behind on the pro. Frankly, some of that is related to, as we are going through the evaluation of Home Depot Supply and Home Depot Supply, whether it was going to be integrated with the business or not, that probably slowed us down a little bit. But this is, I think for each one of them, what I would underscore is, we recognize we have a lot of room to improve across every one of them.
<A>: Barbara (ph).
<Q>: Thanks, Armando Lopez, Morgan Stanley. You showed a slide on the voice of the customer where that showed some improvement in the first part of the year. Based on the survey that you have done, like where have you seen the biggest driver of that improvement to-date?
<A>: Right. So, the chart that we have shown there was likelihood to recommend which is sort of an overarching de-write (ph) the store. We have seen improvement on clean, so you go through what do we ask the customers, we ask about a social engagement, could they find the product that they were looking for, was the store clean and shoppable and was it a fun-shopping experience. Frankly, we have seen some improvement across every one of those, clean and uncluttered store, we have, as I said, we have made some significant
We’ve, as I said we made some significant investments there. Finding associates, associate availability we’ve improved, we got a lot more room to improve there and shop, can you find what you came into shop for I would say is an area again where we are seeing some improvement but there is a lot more improvement for us to get at.
<Q>: Good morning Mathew Fassler from Goldman Sachs. I’ve got a financial question focused on your pending debt issuances. Can you talk about the timing that you would expect for the, where you would expect just to be issued in one batch if you will or whether you are (indiscernible) and then sort of the timing between the issuance of debt and the subsequent associated share repurchase would that follow the debt issuance immediately or would that happen some other (indiscernible). Thanks.
<A — Carol Tome>: Well thanks for your question. As we said today we got a (indiscernible) recapitalization plan we intend to buyback the shares just (indiscernible) we just announced today the second largest tender ever, we (indiscernible) get back completed in August and then we will work at further share repurchases over a phased approach, timing of share repurchases with the debt issuances. (indiscernible) happen this year potentially, could they happen this in next year potentially.
<Q>: Good morning Budd Bugatch, Raymond James. I mean you talked about 120 to 150 basis points deleveraged this year on the margin. Can you kind of (indiscernible) with how much of it is deleveraged because of sales, how much extra investment, how much will continue going forward in your program to (indiscernible) stores?
<A — Carol Tome>: Yes (indiscernible) true to the reinvestment plan that we laid out at the beginning of the year and if you go back to February you will recall that we said that our operating margin in the retail business could be down about 110 basis points that has some gross margin goes into and expense deleverge because of the negative comp sales
Because of the negative comp (indiscernible) environment as well as the retail investment plan. As we look out now for the balance of the year, that further deterioration in our operating margin is really because of the sales environment. We had envisioned that the (indiscernible) market will start to turnaround but that’s not in 2007 as you recall and our compound is such as that, we don’t think that’s going to happen so that sales pressure putting some pressure on the operating margin.
<Q>: Hi, Susan Hoffman (ph) from AllianceBernstein. Question based on your investment grade (ph) principle, you alluded that you are trying to adjust that level
<A>: Our targeted capital structure based on a ratio letting the underlying cash flow support the debt levels. This provides a tremendous opportunity to flex if they were a prolonged downturn and we are not — we are not projecting that but if that were to be the case we could require debt. So that debt causes to think about how we might issue debt as we go about or completing our $22.5 billion, share repurchase plan.
<Q>: Eric Bosshard, Cleveland Research. Two questions, Frank you commented the delta versus the market I think it improved from 500 basis points to 50, can you give us more color on that and then secondly the margin goal I think back in January was perhaps 12% in 2010, is that still unachievable target?
<A — Frank Blake >: First taking the second the first yes we think that it’s still achievable. I think there are again a lot of operational efficiency that we can achieve. It’s not just the supply chain investment, but also you look across our business and as we focus in our business as you can imagine we saw quite a bit shift from our growth mentality to okay we are mature retailer is, we have value accretion opportunities literally in stopping doing it as well as the things we will do, we can create value and margin opportunities by stopping doing some activity until our price still feel that set target is an achievable, an achievable target. Now I am forgetting your first part of your question. The 50 basis points versus the 500 basis points I will just comment on that is I think we are starting and I think again its very early but we are starting to see some of the investments that we are making in our stores and our associates taking hold.
If you just look at something like maintenance spend, going up 2.5 times what it was in 2005, what you do with your facility is partly a reflection of the pride in your business and in your associates. And I hope that our customers are feeling that. And that’s part of what’s reflecting our improved performance versus the market. I would say also to be candid, probably there is some part of the advantage that comes to my side (ph).
So, you noted in the last quarter that actual closings of home improvement-related stores exceeded openings, as there is some pressure in some of smaller competitors that we deal with. So, may be some of that is in that number as well. So I think some of that’s in our performance and some of that is, as Carol said, we are the number one player in this market. And as we stay the course, we should be able to pick up share.
<A>: Yes, here.
<Q>: Good morning, Eric Miller from Lehman Brothers. Just going again on the debt principles, can you talk a little bit about the 2.5 times, how close that number you want to stay, are you open to being 3 or 3.5 times. And when you look at your debt ratings, A2/P2 CP access would equate to mid BBB or higher credit ratings, is that your downside that you are looking at go lower than a mid to high BBB credit ratings?
<A>: On the rating question, we believe a strong investment grade rating is very important, and so today, as you may have seen, BBB+ is our current rating, and that’s where, we are very comfortable with that rating. And so, we will continue to manage our cash flow ratio to maintain that rating. So it’s always going to be a little ups and downs, and at any point, when you measure the adjusted debt to EBITDAR, it maybe a little bit higher than 2.5, it may be a little bit lower than 2.5, but over the average over the long period of time, we are targeting 2.5.
<Q>: Thank you. Cooper Mendel (indiscermible). Two questions, one an easy one, one a little bit long. The easy one is, what are you up to in your Springfield, New jersey store that’s adjacent to 24 where you’re converting an Expo store into something else. It’s a very large store so I don’t know what you’re going to carry in that store. Then a more detailed, more philosophical question. About two years ago at his annual meeting Warren Buffet, who historically has been a big fan of stock repurchases, observed that he had changed his view because he had found in the last few years that stock repurchase programs had become more stock support operations and really were conducted by managers without regard to valuation. I’ve studied this stuff for about 40 years and I see some repurchase programs are designed to offset option dilution, some repurchase programs are designed to enable management to exercise options and sell them back to the Company very nefariously, I’ve seen some stock repurchase programs that are exercised without regard to valuations, and then I’ve seen the real smart ones are based upon a view that if we buy back a bunch of stock we are going to leverage the equity returns to holders that remain with the Company. And I’m just curious, given the uncertainty of your business, how confident are you, take a scale of 1 to 10, 10 being high, one being low, that those that don’t tender back to the Company and that stay the course for the next 3 or 4 years will find their returns positively leveraged.

<A>: All right, let me take those questions in order because I know I won’t forget the second question but I will (ph) forget the first. In terms of what we are doing the store in New Jersey, as you certainly invoked but (ph) what we have the opportunity there to do is in effect a super store and see what we can do with significantly more square footage than we have in a typical Home Depot. I am cautious with every experiment we do in format, that people not put too much into that or think that that’s the future course of the company. It was an interesting opportunity for us in terms of being able to experiment with the different format. We will see what comes from that, but that’s what we are doing in that store.
In terms of the second question and repurchasing philosophy obviously we believe we are in the last group there in terms of why we are doing a share repurchase, you know why we are doing at this particular time, I am not going to give you a 0 to 10 response but what I would say is from the company’s perspective this is a very good time, I mean just if you think about the timing between the supply transaction, what we are saying we are doing in terms of focusing in our core and also as you say the headwinds in the market, than we’re focusing for the home improvement and housing that we think is this a good time for us we are confident about our plan, we are confident about that 5% sales growth, the leverage on earnings and the additional EPS growth that we can get through the disciplined capital allocation. We feel very good about the investments we are making in our store and about the kinds of results we are seeing from those investments. At the same time we are tendering our shares and we will — we would expect that there would be investors who would say given all the uncertainties we would just as soon tender our share.
<Q>: Hi (indiscernible), just a quick question on the capital spending. You have mentioned you are spending 2.5 times what you spent in 2005, now can you just give us a sense is that the right ongoing number that we should be thinking about, or is a lot of that catch-up which you expect to come down?
<A>: There’s some element of that, I mean first off that’s obviously not all. I mean that’s just one portion of the capital expenditure. We have new stores. We have significant refurbishments our repairs in the stores, so that was just talking about some basic maintenance and frankly there was catch up in that.
<A:> If I could just jump in on the capital. I got up at 4:00 this morning to think how can we best answer questions about capital spending, so as I looked at the capital spending that we have laid out for the next several years in this $3.7 to $4 billion range it became very clear that you can bucket the capital in two big buckets. The first bucket, what we can call growth capital, which is capital for new stores. The second bucket sustaining capital, and that’s the maintenance spending for a supply chain, investments and technology etcetera. Now sustaining capital in many ways can be growthy so they can drive operating margin expansion that is sustaining, and to most of the amount of sustaining capital we will be spending over the next several years it happens to — at that lengthy amount of our depreciation. So, that’s our — to do it in models we think about capital spending for us. To me that’s an easy way to think about it, growth for new stores sustaining equal to our depreciation dollars.
<Q>: Hi, thanks, now Steve Chick of JP Morgan. I guess relative to your sales guidance the new guidance for ‘07, is that — is that based on what you’re seeing in the business currently in today, I mean does it has the negative 7 or so comp that you had in the first quarter continued into the second? And then secondly, it looks like in February you had said mid-single digit decline in comps, and you know the guidance I think said the same thing. So, if you could just clarify that? And then I have a second one actually.
<A>: Okay. Steve, I will have a general answer, and then Carol may have more specific. So, I’d say it is not a function of the second quarter being significantly different than we’ve planned. It is more a function as Carol said when we laid out our plans while we expected headwinds through ’07. We were thinking this might start pick-up a little bit in the back half. There are lots of explanations for the impact at the sub-prime markets and the like, but we see that pushing out and so really the revision is more around how we’re thinking about the back half of the year than where we are now.
<A — Carol Tome>: Absolutely. And when you think about the guidance that we’ve given for mid-single digit negative, standardly our range is wide. That is a negative three to negative seven. So, we just moved a little bit off a where we were in February.
<Q>: Okay that’s helpful and then second so as we look into next year you have an ‘08 to ‘10 plan of 10% EPS growth, I know its kind of early but if were us would you think about that starting to take hold into ‘08 or will ‘08 maybe be higher because the investments you are making in ‘07?
<A — Francis Blake>: Yeah I would say it is early on ‘08 with the crystal ball isn’t that good in terms of what the conditions are that we are going to be facing in ‘08. But as I’ve said I would, we are more oriented around the first half of ‘08 being, we are seeing continued headwind. So, where we had been thinking gee this market is going kind of go back to that 4 to 5% growth. I am not sure we are going to see that kind of growth in that, on the home improvement housing market in ‘08.
<Q>: (indiscernible) Merrill Lynch. I just have a couple of questions about the impact in stripping out the Home Depot Supply business. I am wondering on an operating basis whether Home Depot Supply was a cash user or generator, trying to get a sense of whether working capital trends would have been better over the past year or so in fact had you not had the business and then also what the, there were lot of useful numbers in here but I don’t think I saw what the ROIC difference would be ex the supply business so how does it change the returns profile of the company even before the buyback thank you.
<A — Carol Tome>: On the question regarding working capital, HD Supply was a working capital user, not material in the scheme of our company size but they were a working capital user, the numbers are a bit deserted because of the number of acquisitions that that company made over the past several years for the existing capacity of components of working capital. They slightly have payables and inventory offset each other and then they had a big investment in receivables, because they underwrite their own customers.
So that should then be a positive for us, when they leave us. And on the second question, ROIC, we have been doing some ROIC modeling if you can appreciate, ex-ing out HD Supply. HD Supply, because of the acquisition premiums that were embedded in that business, was dilutive from a return on capital perspective, pulling that out helps the retail business, but clearly, the retail business is under a bit of pressure this year, because of the operating margin contraction now. So we will expect the retail business return on capital to decline this year, and then return back in 2008. And so we haven’t finalized our numbers yet, but it’s just directionally if you think about it, it will go down in 2007 back up in 2008.
<Q>: Gary (indiscernible) with Credit Suisse. Two questions, first just a simple one on real estate, you mentioned 87% of the stores are owned unencumbered. Has there been any thought as you looked at the whole capital structure about whether that is something that really needs to be owned. And I understand the value of being able to play around with the stores (indiscernible). Have you thought through whether that’s something that should be on the balance sheet as you look at your capital structure?
<A — Carol Tomé>: We look at this as you can appreciate over a number of years and we continue to believe that the best way to finance our company about the cash flow and to leave the real estate unencumbered because it allows to do what we want to do with the stores. Its powerful to be able to take an old expo store and combine it with another Home Depot to rate a 200,000 square feet store and see what’s up. So we could not done that if we didn’t own that by real estate, so for now where are we going to get real estate alone.
<Q>: And the second question is margin, I think it looks like you are ending this year about 9.7 in retail margin just using 150 off the 11.22 to put in the slide, Frank you just talked about the 11.9 if you got to 11.9 that will be just significant higher growth than you are projecting out, so is the growth, how do we — how do we think about was the 9.7 some what inflated or was the 11.2 inflated inflated because of how strong, the macro environments has been in the last 5 years is the 9.7 going to be a challenging one to maintain because you had SAP and all these other investments, I how should we be thinking about what’s the right margin that we really wanted to thinking about? Thank you.

<A — Carol Tomé >: When we laid out our margin expansion target in February where we were going from 2006 to 2009, we started with 50 basis point improvement, so clearly we are taking a divot this year, so we have got to climb out of that divot to get to that 11.9. Climbing out of that divot is going to come in a couple of different ways, first returning to positive comp sales. We had this expense develerage build into our business given the amount of operating leverage that’s in our business. So when comps are negative we don’t leverage expenses. So when that — when that turns around obviously we immediately start the operating margin expansion, then with the investments that we are making in both supply chain and core retail those are the transformational investments that are really going to allow for our direct expansion, now as you think about this so it doesn’t happen overtime
So it doesn’t happen over time. Its — there is a bit Springfield because we won’t see those benefits really ticking in and so we are fully operational and we want to be fully operational and so the 2010 timeframe as Frank pointed out, we’re just going live with Canada this year.
<Q>: (indiscernible) William & Company (ph). Could you talk a little about your attitude towards experimentation in the stores, you mentioned I think Springfield. You are doing things with (indiscernible) stores in California and also you have had some smaller stores specialty prototype going for a couple of years, looked a whole of course of that and then secondly, do you see a need to do a total reengineering of your store since remodel piecemeal over the year and it looks kind of disjointed in many places?
<A>: Well, first you know we don’t see the need for total reengineering of the store, I mean this is something where there are always opportunity to improve — if you look just — a simple example at the amount of space and the range of products that we had five years ago on patio versus today, I mean that’s a huge difference and yet we think these outdoor living products fit well within the current footprint and framework of our stores.
In terms of experimentation, my perspective on that is we will continue to experiment. Its — that is part of the — lifeblood of the retail business to look at new formats, look at new products, look at new ways of new products, look at new ways of presenting products. We talked about the large store where we are going to experimenting with. We have some smaller format stores, we have some format stores. I just - I caution us internally, and provide the same caution externally not to attribute too much significance. The problem with experimentation within the company of our size is looked to be relevant, we have to very large, and that’s pressures to be very large, and sometimes
(indiscernible) high expectation. So, I personally believe the experimentation is very important, but I believe that we will succeed that when we lower our internal expectations and also our external expectations around those experiments.

<Q>: Hi, (indiscernible) from Sanford Bernstein. I wanted to follow-up, you mentioned on the supply chain being critical, assuming we get the margin. I was wondering if you could maybe expand on the logistics and distribution strategy. I think you had said that this year, you would be sort of developing it internally. I was wondering has (indiscernible) sales presented a more detail strategy, do you have something that you could share with us or at least give us a sense of whether we might begin to hear more?
<A>: Absolutely. I mean this is, as you can imagine, what Mark is 100% focused on. As I referenced in one of the slides, I didn’t talk to it, but he has got pilots underway in terms of thinking through his objective, just take one step back sorry, his objective he has been clear is to significantly change the flow of goods from a direct-to-store model where we have approximately 60% now to much more through distribution facilities. So, dramatically change that mix flow, he has already got a pilot underway. And again as I said, part of that goes to both the physical facilities as well as the data flow that supports the physical flow of goods. This is not one switch that we are going to flip on in the year 2010, we are going to be making incremental progress as we go. As I mentioned in the first aspect of that is what we are doing in Canada, where our pilot — really begin at the end of this year. So, it’s progressed. It’s going to be a long, no, it’s going to be multi-year pack, and we know, we are going to be making significant investment along that part.
<Q>: Hi, Adam Clark, BMO Capital Markets. Is there a contingency plan if the auction doesn’t get you all 250 million shares that you are seeking?
<A>: We will buyback $22.5 million of our shares, and so we’ll complete the tender, it expires on the 16th of August. We will see what shows in the tender, we’ll spend on that on the 23rd, and then we can immediately, if we haven’t bought all the shares back that we have offered in the tender, there will be something else.
<Q>: Perhaps a special dividend?
<A>: Perhaps an accelerated share repurchase.
<Q>: Okay. Second question, how many employees per store are you adding this year to include service levels?
<A>: So, the way we looked at that is, we look at payroll as a percent of sales. And this is actually discussed all the time internally. And where you will be as a store manager in terms of whether you are adding hours or people will depend both on where you are in the season, in your particular store we have significant seasonal ramps. And obviously where you are on your sales. So, if you walk into some of our stores, they would say, do we hear about the investment in payroll, and they'll say we don’t hear it. it will still be a significant investment as our shareholders look at it, because we will be delevering payroll, with, for example sales were declining but, we are maintaining the same associate. So, that sales ratio is that hourly payroll of the sales ratio is going up, and other stores we would see an increase. We have targeted about a quarter with $1 billion investment in that and I would say, that’s roughly where we are, we are tracking to do that.
<Q>: Weinswig [Deborah Weinswig] from Citigroup. Two questions one is at the analyst meeting, I believe it was Bob DeRodes discuss Home Depot’s work with Dunhumby can you give us an update on that? And then secondly can you also just give us a broad overview in terms of an international operations update? Thank you.
<A>: So, so first on Dunhumby what Deborah is referencing is we are doing a lot of work now with the company called Dunhumby I believe that’s only impart by Tesco and Kroger, what they specialize in, is very detailed data around our customers and what customers do want, and what their product baskets look like and which customers are price sensitive etc. You would frankly find some of that data that again I in some of these conferences we referenced that we realized about 2% of our customers were driving nearly 30% of our sales, which is was pretty impactful piece of data for us in terms of recognize our customer segments to focus on. So, if you can imagine what we’re doing with the data and we spent literally teams over to meet with the Tesco folks we’ve sent teams to Cincinnati to meet with Kroger, what you do with that data is then, you want to set a a pilot, you try to understand better the sensitivities with two customer segment to particular product, particular price point, we have got a number of pilots underway frankly across the country as we try to get that deeper understanding of what drives our consumer behavior. Again, thinking about the opportunities that lie ahead for us, that’s just an enormous opportunity getting that deeper understanding of our customer.
<Q>: International.
<A>: International, sorry, all these second part questions On the international side, Mexico and Canada remain very, very strong for us. The Mexican market continues to outperform, I mean our stores in Mexico continue to outperform our expectation. Similarly, in Canada we are very pleased with Canadian performance. Both of those markets have been strong markets for us. China, we started in China in December. I would say we are very much in the learning mode. I mean we are not going to be articulating a growth vision for China until we feel like we understand exactly what is the winning formula there, and we are still in the learning process.
<Q>: (indiscernible). Thank you (indiscernible) Capitia. The National Hurricane Center has projected an above average hurricane season with 12 to 16 named storms and three or five major storms, how you factored the hurricane related materials into your estimates? And the second part of my question is, is this supply chain prepared to deliver products to the market, for reconstruction if a disaster were to occur

<A>: So, answering the second part first — our supply chain is prepared, I mean we believe that we have developed some true core competencies around how to respond to disasters, how to stage product, how to be the last to close and the first to open, you know we have seasoned store operators who have been through this before and know how to provide what those communities need in those times with disaster. In terms of what’s welcome to our numbers that I mean my recollection is last year that it was the same projections, and we were the first that was the first hurricane season without a storm hitting those mainlands. So, we are not projecting.
<A — Carol Tome>: But we love them as long as no one is hurt.
<A>: All right.
<Q>: Hi it’s Dan Daniel Binder from Buckingham Research. I have couple of questions, just with regard to the new operating margins guidance is that primarily a function of expense deleveraging or it is something that changing on the gross margin line, and just referencing something said at the analyst meeting earlier this year — maybe you can give little more color on that. Will I think half of the 40 to 50 basis point gross margin improvement expected at retail was expected to come through a better credit agreement, and I am just wondering if anything is changed on that front if anything is changed with the vendors support as volumes have come off or if a combination of levels and expected deleveraging.
<A — Carol Tome>: Nothing has changed from our gross margin perspectives that we have that in February as it relates to vendor support or the change in the cost of the growth financing associated without our credit card. But operating margin guidance is a pure function of what we see is happening on the top guide for the back half of the year.
<Q>: Jason (ph), first question on the pricing strategy, talking about and about in the rationale on the promotional front. And I think at the same time, we’re getting a message at the analyst meeting early this year that you have already sort of portfolio management approach to pricing, and would involve perhaps some pricing cuts in key categories and balancing that with price increases elsewhere directly we’re part of mind for the customers in everyday low price in the market. Just wondering, I could give us a little bit of an update on what you’ve done on there, and what you’re seeing in terms of competitive response?
<A>: So, and I think are the way, we’re looking at this, let me take this last quarter as an example, if you had looked at the start of the quarter and what we have planned. We significantly reduced promotional activity, what we were reducing though is activity that we thought was cluttering and confusing to our customers not sending a clear enough message around value and frequently not gross margin dollar positive. So, it was more but just frankly we’ve gotten into a pattern of promotions and that our team, sometimes, you just feel like I’ve got to repeat the same thing I did last year, because that’s what I’m copying against we felt about very strongly that we needed to break that cycle at the same time, it is very important for us that’s customers understand they’re coming to The Home Depot is the best place to go for compelling value. And some of that will be in things like the $99 going install that we’re offering now, where for however many rooms in your house that you have you get your flooring installed for $99. That’s a compelling value offer. It’s a deeper offer more targeted and we think more impactful (ph) and so what we try to ship to is those impactful values to our customers that also are accretive to on gross margin dollar.
<Q>: Competitive response.
<A>: As this is — we compete across a lot of different venues. We’ve got large big box competitors. And, we’ve also got lot of independents. Across some of our markets, we have obviously lumber and building materials and our pro distributors. And as looking when we see the kinds of head winds that our market is seeing you are going to expect see some pretty strong promotional activities from our competitors. But, I think what you are also seeing from us, I would hope you would see is if you take our tabs (ph) and memorial day our tabs on July 4th very focused coherent message on value and from a promotional perspective something again that’s clear and not just randomly going off in responding to every competitive promotion out there.
<Q>: Hi John (indiscernible) Carol — given your intention to manage to 2.5 times high BBB credit rating and given that current outstanding bond holders felt quite a bit of pain in the last couple of weeks and now you want us to absorb another $12 billion in new issuance. Can you talk about some of the measures that you are taking to restore some of that goodwill to the fixed income investors base measures such as to company steps or other? Thank you.
<A>: Thank you for your question. I know it’s been a difficult time for our existing fixed income investors as because just six months after a debt issuance in December where we set forth a credit rating that is significantly different than today, but we changed course on you. But our business model has changed, six months ago we did not anticipate that we will be Selling HD Supply and now we have. So, I apologize for that because I know (indiscernible) of the importance of our (indiscernible) come investors and if you look to raise at this more debt capital we will look to (indiscernible) bond differently (indiscernible) into the debt.
<Q>: (indiscernible) government back to a couple of questions. Do you view the two third and 236 guidance for the current year (indiscernible) where they normalize earnings which you expect to (indiscernible) we were at the industry receives back to normalize level of spending and how do you relate that area. Would you current view at the present earnings as normalize or its depressed then I have a second question. I am not — I am really not sure they are — they are reasonable projections for those for the markets that we have, we believe that the market is going to be recovering and its that period of recovery is a little farther out than we had anticipated. So I am not sure — I am not sure where the right way to characterize then there is normalized for depressed as it is just they are what we see in terms of the back half particularly so, the back half, particularly the back half of 2007. And again we do expect that to recover, again with headwinds at the start of 2008, but eventually recover.
<A>: This is only the second year in our history where we had negative comps. So, I would view them as depressed earnings, because negative comps are going to put pressure on our earnings, this because of the nature of our expense structure.
<Q>: Second question is (indiscernible) I need some assistance. I’m not ready to the next quarter, where we always looked at earning power. It seems to be that if I assume, we got $9.5 billion coming in, but no costs associated with it but you are giving up your earnings on it. And we borrow $13 billion, 6.5% pre-tax, some number like that, if we book entire $22.5 billion in one shot, and I assume the average of $44, that this program should add $0.50 to your earnings power roughly?
<A>: That math works for me.
<Q>: Thank you.
<Q>: Hi, Frank. This is Michael Baker from Deutsche Bank.
<Q>: Question on the operating margins and retail margins, if I go with that 12% in 2010, and this year you will be kind of bit lower, so about 200 or basis points improvement. Can you quantify, (indiscernible), of that roughly 200 basis points gain, how much of it is just simply from returning back deposit comps, as you said previously, Carol, and how much of it is from the supply chain improvement that you, I guess is a long way out, can you quantify the benefit of supply chain improvement? Thanks.
<A>: Yeah, every point of comps is about 20 basis points of expense leverage or deleveraged depending on which way the comp is going. So, you can comp a negative comps or positive comp and you can see basis points of operating margin expansion just from the sales, and is clearly the strategic investments that we’re making and supply chain and core merchandizing will drive the this season of the market expansion and this — the latter part of our time horizon (ph).
<Q>: It’s that if you go from a minus 5 comps this year to let say a plus 2 overtime that’s 7% percentage point — without the 140 basis points right there. So that’s the majority of that?
<A>: Yes. It’s a bit cheaper, but you know (indiscernible).
<Q>: Thank you.

<A>: Yeah.
Operator: Any other questions.
<Q>: I think I’ll ask you another one. Two questions. First, at the Analyst meeting earlier this year I think I got a sense of what rough number was, but what stood out of that was the cost of really fixing the supply chain or getting it to the way you want it. I think going into that meeting I was perhaps a little bit higher than where I think you might end up by at a bit more at 2 billion top (ph) in the market got the sense maybe close to 1 billion. I was just wondering if you can give us an update now that you have had more time and you’ve had more time to review that. What do you think the cost is behind the (indiscernible) in terms of getting the supply chain set and also the expected investments that you’ll have to make to get the IT System to where you want them? And, the second question is more of a housekeeping question. I guess despite the Home Depot supply business being reported as a discontinued operation going forward, your diagnosis suggests that we should still improve it in our numbers for the first half, is that correct? You are at 230 to 236? so that can take..
<A>: That — that’s correct, because of course we have to report consolidated earnings per share for the full-year.
We had earnings from discontinued, earnings from continued and then total.
<A>: So if you took the math that Carol did, it was the $0.18 from the second half that was correct Franc (ph).
<A>: And (indiscernible).
<Q>: I mean just generally first Carol what about continuing operations?
<A>: Continuing operations I commented on and it is the chart is down 12%. So that’s helpful.
<Q>: Okay convinced.
<A>: On the supply chain, again we are in the first stages, we are seeing that it’s about a billion and half when you look at both the IT investment and the physical infrastructure investment. And again to the prior question in terms of the benefits I would start to lay out what we think the benefits are and they go across not just improvement in our inventory but the basic improvement around how we operate our stores, about being able to take some of our hours out of receiving and turn it into customer facing hours. So there are lots of opportunities that we see outside just straight improvement in the inventory turns that we will be able to get as we improve our supply chain.
<A>: Any other (indiscernible) had a question.

<Q>: Just really quickly I have got — I am very curious as to why the likelihood of recommending Home Depot as a place to shop goes down seasonally in the first months of the year.
<A>: Sure.
<Q>: I mean its happened both years?
<A>: So and this is for every measurement its why you have to be cautious. There are a thousand stories behind every metrics. So on likelihood to recommend what you get is and again we are very cautious of it and we take this into account as we think about our business. Think about it as a shopper. The fewer people in the store the better your shopping experience is as a generalization because you have more direct attention from our resources. So we see consistently on a seasonal basis that as we get into our seasons and as customers increase and transactions increase, that the score tends to trend down. But again we recognize that, we recognize that you have to take these numbers and put them in context.
<Q>: It’s a challenge from the (indiscernible).
<A>: Yeah.
<A>: Yeah, absolutely, but it also says yeah look our goal wasn’t to make the customers that we had happier, it is to make more happy customers. So, you got — you got to measure both things. You are also happy if you get more customers.
<A>: With that thank you everybody for joining us today. We appreciate anybody else asking any questions they can call me, they can call with data and with that this concludes our details. Thank you.

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